DIANA SHIPPING INC.

16 PENDELIS STR.

175 64 PALAIO FALIRO

ATHENS GREECE

May 6, 2009

VIA IDEA

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Request for Withdrawal of Registration Statement on Form F-3 (Registration No. 333-143635) which had an effective date of June 15, 2007

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Diana Shipping Inc. (the “Registrant”) hereby applies to the Securities and Exchange Commission for consent to withdraw the Registrant’s registration statement on Form F-3 (Registration No. 333-143635) which had an effective date of June 15, 2007 (the “June 2007 Registration Statement”).

The June 2007 Registration Statement is being withdrawn because the Registrant is availing itself of the option to replace the June 2007 Registration Statement with an automatic shelf registration statement on Form F-3ASR being filed on the date hereof.

If you have any questions regarding this application for withdrawal, please contact Gary J. Wolfe of Seward & Kissel LLP at (212) 574-1223.

DIANA SHIPPING INC.

By:	/S/ ANASTASSIS MARGARONIS
Name: Anastassis Margaronis Title: President-Director

cc:	Gary J. Wolfe